

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2018

Harold Meloche
Chief Financial Officer
Conifer Holdings, Inc.
550 West Merrill Street, Suite 200
Birmingham, MI 48009

  Re: Conifer Holdings, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed March 15, 2018
   File No. 001-37536

Dear Mr. Meloche:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 15. Exhibits and Financial Statement Schedules, page 53

1. Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Rolf Sundwall at 202-551-3105 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance